ONYX SERVICE & SOLUTIONS, INC.

7337 Oswego Road Liverpool, NY 13090

January 7, 2011

VIA EDGAR

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3561

Attn: Mark Webb (Legal Branch Chief)

Re:

Onyx Service & Solutions, Inc.

Amendment No. 2 to Registration Statement on Form S-1/A

File No. 333-165370

Filed December 17, 2010

Dear Mr. Webb:

We are responding to comments contained in the Staff letter, dated January 6, 2011, addressed to Ms. Mary Passalaqua, the Company’s President and Chief Executive Officer, with respect to Amendment No. 2 to the Company’s Registration Statement on Form S-1/A filed on December 17, 2010.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter.

Amendment No.1 to Registration Statement on Form S-1/A filed November 10, 2010

General

1.

We note that each of our two previous letters dated April 2, 2010 and November 18, 2010 have been returned to us by the USPS as undeliverable and we have only been able to contact you via facsimile through your counsel.

Please ensure that the address that you have on file with our office and is listed on the front cover of your Registration Statement is a valid and working address. If we are unable to confirm the validity of your mailing address, we may be unable to declare your Registration Statement effective.

Response:

Noted. We have ensured that the address on file with the SEC and on the front cover of the Registration Statement is a valid and working address.

Cover Page

2.

Please combine the first sentence of the third paragraph with the fourth paragraph, so that the pricing information is clear.

Response:

Noted. We will revise our disclosure on the cover page as follows, with the changes underlined for your ease of reference:

~~We have set an offering price for these securities at $0.25 per share of Common Stock offered through this prospectus.~~ We are registering the shares on behalf of the selling stockholders. We will not receive any proceeds from this offering.

We have set an offering price for these securities at $0.25 per share of Common Stock offered through this prospectus. Our Common Stock is presently not traded or quoted on any market or securities exchange. The sales price to the public is fixed at $0.25 per share until such time as our Common Stock is quoted on the Over-The-Counter (OTC) Bulletin Board or other exchange or quotation system. Although we intend to request a registered broker-dealer apply to have of our Common Stock quoted on the OTC Bulletin Board, public trading of our Common Stock may never materialize or even if materialized, be sustained. If our Common Stock is quoted on the on the OTC Bulletin Board, then the sale price to the public will vary according to prevailing market prices or privately negotiated prices by the Selling Stockholders.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

3.

Please reorder this section that your periods of comparison are listed in reverse chronological order so the most recent period appears first in your Registration Statement.

Response:

Noted and complied.

4.

Please revise this section to state what period the nine months ended August 31, 2010 is being compared to.

Response:

Noted.We propose to revise this section as follows, with the amendment underlined for your easy reference:

NINE MONTHS ENDED AUGUST 31, 2010 COMPARED TO NINE MONTHS ENDED AUGUST 31, 2009

Period Ended November 25, 2009 Compared to Twelve Months Ended December 31, 2008, page 23

5.

We note your response and revisions related to prior comment 3 from our letter dated November 18, 2010, including your expanded disclosures related to changes in your results of operations for all periods. However, your disclosures included in this section do not appear to explain the reasons for the changes in results of operations between these two periods. Therefore, please further revise this section to provide a more detailed and thorough discussion of changes in your results of operations from period to period,

Response:

Noted and complied. We propose to replace the entire section with the following:

PERIOD ENDED NOVEMBER 25, 2009 COMPARED TO TWELVE MONTHS ENDED DECEMBER 31, 2008

REVENUES

Our total revenue is $16,359 for the Period Ended November 25, 2009 which is a decrease of $6,242 or approximately 72.38 % from the twelve months ended December 31, 2009 of $22,601.   This decrease is due to a decrease in the number of transactions on the network.

Our Inter Exchange revenue increased $1, 032, or 125.20% to $5,571 for the Period Ended November 25, 2009 from $4,539 for the twelve months ended December 31, 2008.  This increase was due to an increase in the number of ATM Machines in service that Inter-Exchange revenue is earned.

Our Surcharge Revenues decreased $7,307 or 59.5% from $10,735 for the Period Ended November 25, 2009 as compared to $18,042 for the twelve months ended December 31, 2008.  This decrease was due to a decrease in the number of transactions on the network.

COSTS OF SALES

Our overall cost of sales increased $2,636 or 271.05% from $1,541 for the Period Ended December 31, 2008 to $4,177 period ended November 25, 2009.   This increase is due to increased ATM phone lines and supplies and increase commissions.

Our commissions increased $322 or 122.56% from $1,427 for the Period Ended December 31, 2008 to $1,749 period ended November 25, 2009.  This increase is due to the placement of ATM’s placed in locations that the location owners earn commission.

Our cost for ATM phone lines and supplies increased $1,697 or 246.79% from $1,164 for the twelve months ended December 31, 2008 to $2,861 for the Period Ended November 25, 2009.   This increase is attributable to increase costs form phone line providers and an increase in the amount of supplies purchased during the period.

OPERATION AND ADMINISTRATIVE EXPENSES

Operating expenses decreased $24,049 to $28,497 for the Period Ended November 25, 2009 as compared to $52,546 for the twelve months ended December 31, 2008.  This decrease is primarily due to a decrease in professional fees paid to accountants and attorneys throughout the period for performing various tasks.

NET LOSS

We had net income of $3,105 for the Period Ended November 25, 2009 as compared to a net loss of $30,642 for the period ended December 31, 2008. This increase was due to a decrease in operating expenses for the period ended November 25, 2009.

Liquidity and Capital Resources

Our primary liquidity and capital resource needs are to finance the costs of our operations.

As of November 25, 2009 we had $6,370 cash on hand, compared to $1,340 as of December 31, 2008.

We believe that we will continue to need investing and financing activities to fund operations.

Net cash used by operating activities was $1,675 during the period ended November 25, 2009, mainly representative of a decrease in Accounts Payable during 2009. This compares to net cash used in operating activities of $6,160 for the twelve-month period ended December 31, 2008.

Net cash provided by investing activities was $1,700 during the period ended November 25, 2009.  This compares to net cash provided by investing activities of $2000 for the twelve-month period ended December 31, 2008 representative of proceeds from sale of equipment.

Net cash provided by financial activities was $5,005 during the period ended November 25, 2009, mainly representing the increase in related party notes.  This compares to net cash provided by financing activities of $5,500 for the twelve-month period ended December 31, 2008, mainly representing related party notes.

Our expenses to date are largely due to professional fees and the cost of sales for ATM costs.

We believe that our results of operations will provide us with the necessary funds to satisfy our liquidity needs for the next 3 months. To the extent they are not, however, our principal stockholders have agreed to fund our operations for the next twelve-month period and beyond.

Working Capital

As of November 25, 2009, we had total current assets of $6,430, and total current liabilities of $43,861 which results in working deficit of $(34,379) as compared to total current assets of $1,340 and total current liabilities of $43,665 resulting in a deficit in working capital of $(43,325) as of December 31, 2008.

Business, page 25

Fresca - Overview, page 25-26

6.

Please explain the discrepancy between your disclosure that on November 25, 2009 Onyx Service & Solutions, Inc. purchased all of Fresca's assets and Fresca was a provider of ATM's in Onondaga County until February 2010.

Response:

Noted.It was a typo. Fresca was a provider of ATMs in Onondaga County until November 25, 2009. We will revise our disclosure as follows, with the amendment underlined for your ease of reference:

Fresca was a provider of both privately-owned and company-owned Automatic Teller Machines, or ATM’s, in Onondaga County in upstate New York until November 25, 2009~~February 2010~~. Fresca received revenues from the collection of the surcharge revenues and inter-exchange revenues.

Employees, page 29

7.

Please update the date of this disclosure so that it speaks as of the period your Registration Statement covers.

Response:

Fresca had one part-time employee as of November 25, 2009, when it ceased its operation. We propose to amend our disclosure on Fresca’s employees as follows, with the amendment underlined for you ease of reference:

Employees

Fresca had one part-time employee as of November 25, 2009, when it ceased its operation.

Selling Shareholders, page 44

8.

Please confirm that John F. Passalaqua has no material relationship with Mary Passalaqua, Joseph J. Passalaqua or Stephanie Passalaqua.

Response:

John F. Passalaqua has family relationship with Mary Passalaqua, Joseph J. Passalaqua and Stephanie Passalaqua. Mary Passalaqua is John F. Passalaqua’s sister-in-law, Joseph J. Passalaqua is his brother and Stephaine Passalaqua is his niece.

Changes In and Disagreements with Accountants, page 50

9.

We note your disclosure here that you have had no changes in accountants. We also note the inclusion of your independent auditor report on page F-12 from M&K CPAS, PLLC related to the financial statements of both Onyx Service and Solutions, Inc. (Onyx) and Fresca Worldwide Trading Corporation (FWTC). However, we note that your previous Form S-1 filed on March 9, 2010 included an independent auditor report from and consent from MaloneBailey, LLP related to the financial statements for Onyx for the period from inception(November 25, 2009) to the fiscal year ended November 30, 2009. Please tell us how you were able to assert that you have had no changes in accountants when it appears that MaloneBailey, LLP is no longer your independent auditor for Onyx.

Response:

On May 18, 2010, we dismissed MaloneBailey, LLP as our independent public accounting firm and engaged M&K CPAS, PLLC as our new independent public accounting firm. We propose to amend our disclosure regarding “Changes In and Disagreements with Accountants” as follows, with the amendment underlined for your ease of reference:

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

~~We have had no changes in or disagreements with our accountants.~~

On May 18, 2010, we dismissed MaloneBailey, LLP (“MaloneBailey”), as our independent registered public accounting firm. The report of MaloneBailey on our financial statements for the period from November 25, 2009 to November 30, 2009 contained no adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles, except as that the reports of MaloneBaileyfor the period from November 25, 2009 to November 30, 2009 indicated conditions which raised substantial doubt about the Company's ability to continue as a going concern. The decision to change independent accountants was approved by our Board of Directors on May 18, 2010.

Since the Company’s inception on November 25, 2009 through the date of this registration statement, we have had no disagreements with MaloneBailey on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of MaloneBailey, would have caused it to make reference to the subject matter of such disagreements in its report on our financial statements for such periods.

Since the Company’s inception on November 25, 2009 through the date of this registration statement, there have been no reportable events as defined under Item 304(a)(1)(v) of Regulation S-K adopted by the SEC.

We provided MaloneBailey with a copy of this disclosure before its filing with the SEC. We requested that MaloneBailey provide us with a letter addressed to the SEC stating whether or not it agrees with the above statements, and we received a letter from MaloneBailey stating that it agrees with the above statements.

New Independent Accountants

Our board of directors appointed M&K CPAS, PLLC (“M&K”) as our new independent registered public accounting firm effective as of May 18, 2010.Since the Company’s inception on November 25, 2009 and through the date of our engagement, we did not consult with M&K regarding either (1) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, or (2) any matter that was either the subject of a disagreement (as defined in Regulation S-K Item 304(a)(1)(v)), during the two most recent fiscal years.

Prior to engaging M&K, M&K did not provide our company with either written or oral advice that was an important factor considered by our company in reaching a decision to change our independent registered public accounting firm from MaloneBailey to M&K.

Exhibit 23

10.

We note that the consent provided by your independent auditors refers to their report dated November 9, 2010. However, the independent auditor report included on page F12 reflects a date of November 3, 2010. Please have your independent auditors revise their consent to reflect the appropriate opinion date.

Response:

Noted and complied.

11.

We note that the consent provided by your independent auditors refers to the financial statements of Onyx for all periods presented. However, the periods presented for the years ended December 31, 2007, December 31, 2008 and November 25, 2009 actual relate to FWTC. Please have your independent auditors revise their consent to reference the appropriate entities and respective periods covered in their opinion.

Response:

Noted and complied.

We acknowledge that:

•

The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Mary Passalaqua

Mary Passalaqua

President and Chief Executive Officer